Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	Dec. 27,	Fiscal Years Ending
	2003	2003	2002	2001	2000	1999

Net income for the period	57,393	337,408	382,727	87,859	151,221	230,048
Add: Provision for income taxes	31,607	185,493	210,237	58,362	83,520	129,355
Add: Minority interest	29	248	(97)	18,750	(182)	11,526
Fixed charges	79,105	337,164	351,622	175,457	142,613	159,072
Less: Capitalized interest	(552)	(3,325)	(9,264)	(3,249)	(1,746)	(5,226)
Income before taxes on income and fixed charges	167,582	856,988	935,225	337,179	375,426	524,775

Fixed Charges:
Interest	68,365	294,175	296,983	143,718	115,261	128,035
Capitalized interest	552	3,325	9,264	3,249	1,746	5,226
Rentals at computed interest factor (1)	8,893	34,730	37,504	25,343	22,052	21,398
Amortization of debt discount expense	1,295	4,934	7,871	3,147	3,554	4,413
Total fixed charges	79,105	337,164	351,622	175,457	142,613	159,072

Ratio of earnings to fixed charges	2.12	2.54	2.66	1.92	2.63	3.30

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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